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                              June 16, 2021

       Tom Adams
       In-House Counsel
       Rockley Photonics Holdings Ltd
       3rd Floor 1 Ashley Road
       Altrincham, Cheshire
       United Kingdom, WA14 2DT

                                                        Re: Rockley Photonics
Holdings Ltd
                                                            Amendment No.1 to
Registration Statement on Form S-4
                                                            Filed May 28, 2021
                                                            File No. 333-255019

       Dear Mr. Adams:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

       Amendment No. 1 to Form S-4

       Q: What interests do SC Health's current officers and directors have in the Business
       Combination, page 21

   1. We note your revisions in response to comment 5. Please add the price that the Sponsor and the directors and
officers paid for the ordinary shares and warrants.
       Certain Rockley Projected Financial Information, page 142

   2. Refer to the disclosure in the last full paragraph on page 143. Please provide a legal analysis that describes
the basis for your apparent belief that you can limit your obligation to update your
prospectus in this manner. In particular, these assertions do not appear
 Tom Adams
Rockley Photonics Holdings Ltd
June 16, 2021
Page 2
         consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 182

3. It appears that the adjustments eliminating the change in fair value of debt instruments on pages 182 and 183 should be cross-referenced to footnote h instead of footnote g. Please revise to correctly cross-reference, or advise us.
Exhibit 23.1, page X-23

4. Please have WithumSmith+Brown, PC revise its consent to correctly refer to its updated report of May 25, 2021.
       You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameTom Adams                                    Sincerely,
Comapany NameRockley Photonics Holdings Ltd
                                                               Division of
Corporation Finance
June 16, 2021 Page 2                                           Office of
Manufacturing
FirstName LastName